[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 28, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Gulf Coast Ultra Deep Royalty Trust and McMoRan Exploration Co.
Proxy Statement/Prospectus

Ladies and Gentlemen:

On behalf of Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”), and in connection with the Agreement and Plan of Merger by and among Freeport-McMoRan Copper & Gold Inc. (“FCX”), McMoRan Exploration Co. (“MMR”), and INAVN Corp., a wholly owned subsidiary of FCX, dated as of December 5, 2012 (“Merger Agreement”), we are today filing electronically via the Commission’s EDGAR system a proxy statement/prospectus on Form S-4 in connection with the Royalty Trust’s issuance of royalty trust units (representing beneficial interests in the Royalty Trust) in connection with the merger contemplated by the Merger Agreement and the solicitation of proxies of MMR shareholders on proposals related to the merger. The proxy statement/prospectus is being filed in preliminary form.

We respectfully inform the staff that the proxy statement/prospectus does not contain a proposal for an advisory vote on executive compensation payable in connection with the merger, due to the fact that there is no applicable compensation payable to any named executive officer of MMR which would be required to be disclosed under Section 14A(b)(1) of the Exchange Act.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1172 or my colleague, David E. Shapiro, at (212) 403-1314.

Very truly yours,

/s/ Jenna E. Levine

Jenna Levine

cc:	Douglas N. Currault II
Freeport-McMoRan Copper & Gold Inc.

Michael J. Aiello
Weil, Gotshal & Manges LLP